EXHIBIT 99.1

Publication of Manuscript from the PNOC015 (a.k.a. MTD-201) Study  in Patients with Diffuse Midline Glioma (DMG)

6 July 2023

Biodexa Ltd
(“Biodexa” or the “Company”)

Publication of Manuscript from the PNOC015 (a.k.a. MTD-201) Study in Patients with Diffuse Midline Glioma (DMG)

Biodexa Pharmaceuticals PLC (Nasdaq: BDRX), a clinical stage biopharmaceutical company developing a pipeline of products aimed at primary and metastatic cancers of the brain, is pleased to announce the publication of the results of an investigator-initiated Phase I study PNOC015 (also known as MTD-201) of MTX110 in the treatment of pediatric patients with DMG (formerly known as Diffuse Intrinsic Pontine Glioma, or DIPG) in the Journal of Neuro-Oncology (NCT 03566199).

The study recruited seven pediatric patients with confirmed diagnosis of DMG, after radiation therapy. Convection Enhanced Delivery (CED) of MTX110 at doses escalating from 30µM to 90µM was performed, with a total of 48 infusions across all patients. The study has demonstrated acceptable safety profile of the treatment (three patients reported dose-limiting toxicities) and encouraging efficacy with median overall survival (OS) of 26.1 months comparing favourably with historical data of OS of 10.0 months.

The study manuscript is available at: https://pubmed.ncbi.nlm.nih.gov/37318058/

Commenting, Dr Dmitry Zamoryakhin MD, Chief Scientific Officer of Biodexa said: “We are extremely pleased with the outcome of this study that gave a first controlled insight into the safety ane efficacy of intra-tumoral administration of MTX110 via CED. This study is now been followed up by a further Phase I study at Columbia University”.

About DMG

DMG is a primary brain tumour arising in the pons (middle) of the brain stem, is diffusely infiltrating and cannot be surgically removed. Occurring mostly in children, the median survival rate in a cohort of 316 cases was 10.0 months and OS12 was 35% (Jansen et al, 2015. Neuro-Oncology 17(1):160-166). Although radiotherapy prolongs survival, the majority of patients die within one year following diagnosis. Systemic chemotherapy is ineffective, often due to an inability of agents to cross the blood-brain barrier. Approximately 1,100 (data on file) individuals are diagnosed with DIPG worldwide each year.

About MTX110

MTX110 is a water-soluble form of panobinostat free base, achieved through complexation with hydroxypropyl-β-cyclodextrin (HPBCD), that enables CED at potentially chemotherapeutic doses directly to the site of the tumour. Panobinostat is a hydroxamic acid and acts as a non-selective histone deacetylase inhibitor (pan-HDAC inhibitor). The currently available oral formulation of panobinostat lactate (Farydak®) is not suitable for treatment of brain cancers owing to poor blood-brain barrier penetration and inadequate brain drug concentrations. Based on favourable translational science data, MTX110 is being evaluated clinically as a treatment for recurrent glioblastoma (NCT05324501), paediatric DMG (NCT04264143) and recurrent medulloblastoma (NCT04315064). MTX110 is delivered directly into and around the patient’s tumour via a catheter system (e.g. CED or fourth ventricle infusions) to bypass the blood-brain barrier. This technique exposes the tumour to very high drug concentrations while simultaneously minimising systemic drug levels and the potential for toxicity and other side effects. Panobinostat has demonstrated high potency against DIPG and GBM  tumour cells in in vitro and in vivo models, and in a key study it was the most promising of 83 anticancer agents tested in 14 patient-derived DIPG cell lines (Grasso et al, 2015. Nature Medicine 21(6), 555-559).

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) 596/2014 (MAR) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended.

For more information, please contact:

Biodexa Pharmaceuticals PLC
Dmitry Zamoryakhin, CSO
Tel: +44 (0)29 20480 180
www.biodexapharma.com
Edison Group (US Investor Relations)
Alyssa Factor
Tel: +1 (860) 573 9637
Email: afactor@edisongroup.com

About Biodexa Pharmaceuticals PLC

Biodexa Pharmaceuticals PLC (listed on NASDAQ: BDRX) is a clinical stage biopharmaceutical company developing a pipeline of products aimed at primary and metastatic cancers of the brain.  The Company’s lead candidate, MTX110, is being studied in aggressive rare/orphan brain cancer indications including recurrent glioblastoma and diffuse midline glioma.

MTX110 is a liquid formulation of the histone deacetylase (HDAC) inhibitor, panobinostat.  This proprietary formulation enables delivery of the product via convection-enhanced delivery (CED) at potentially chemotherapeutic doses directly to the site of the tumour, by-passing the blood-brain barrier and avoiding systemic toxicity.

Biodexa is supported by three proprietary drug delivery technologies focused on improving the bio-delivery and bio-distribution of medicines.  Biodexa’s headquarters and R&D facility is in Cardiff, UK.  For more information visit www.biodexapharma.com.

Forward-Looking Statements

Certain statements in this announcement may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States.  Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation.  All statements contained in this announcement that do not relate to matters of historical fact should be considered forward-looking statements.

Reference should be made to those documents that Biodexa shall file from time to time or announcements that may be made by Biodexa in accordance with the rules and regulations promulgated by the SEC, which contain and identify other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements.  These forward-looking statements speak only as of the date of this announcement.  All subsequent written and oral forward-looking statements by or concerning Biodexa are expressly qualified in their entirety by the cautionary statements above.  Except as may be required under relevant laws in the United States, Biodexa does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or events otherwise arising.